

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

December 29, 2009

Pierre Quilliam
Chairman and Chief Executive Officer
Silver Falcon Mining, Inc.
7322 Manatee Avenue West #299
Bradenton, FL 34209

Re: **Silver Falcon Mining, Inc.**
Registration Statement on Form 10
Filed August 17, 2009, as amended December 2, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009, as amended
December 18, 2009
File No. 0- 53765

Dear Mr. Quilliam:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q

Item 4. Controls and Procedures

1.   We note your response to prior comment 1. We believe that the word *effective* carries a meaning that may be different from the term you have used to describe your controls and procedures. Also, Regulation S-K, Item 307 requires that you, as both the principal executive and financial officer, disclose your conclusion regarding the *effectiveness* of the registrant's disclosure controls and procedures. Please revise your disclosure to state whether disclosure controls and procedures were *effective*. If disclosure controls and procedures were not effective, please disclose the specific steps that the company has taken, if any, to remediate the deficiency.

Closing comments

As appropriate, please amend your filing and respond to these comments within

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Robert Mottern
       Fax: (678) 840-2126